
VALGOLD

VALGOLD RESOURCES LTD.

1400 – 570 Granville Street
Vancouver, B.C. Canada V6C 3P1
Tel: (604) 687-4622 Fax: (604) 687-4212 Toll free: 1-888-267-1400

March 3, 2005


05006267

SUPPL

VIA FEDERAL EXPRESS

United States Securities and Exchange Commission

Office of International Corporate Finance
450 5th Street, N.W.
Judiciary Plaza
Washington, D.C. U.S.A. 20549



Dear Sirs/Mesdames:

Re: **ValGold Resources Ltd.** (the "Company")
Rule 12(g)3-2(b) Exemptions – File #82-3339
Under the United States Securities Exchange Act of 1934

Please find enclosed for 12(g) Exemption status the documents required to be filed with the British Columbia Securities Commission and the TSX Venture Exchange. Please note that the Company is a foreign issuer and its securities are neither traded in the United States nor quoted on NASDAQ.

We trust that the information included in this package is complete. However, should you have any questions regarding the foregoing, please do not hesitate to contact the writer.

Sincerely,

VALGOLD RESOURCES LTD.

Shannon M. Ross,
Corporate Secretary

Enclosures

ValGold Resources Ltd.
12(g)3-2(b) Exemption Application
Schedule "A"

PART I – Documents required to be Made Public pursuant to the laws of the Province of British Columbia and the TSX Venture Exchange in connection with:

News Release

1. ValGold Discovers Third Significant Gold Zone at its Tower Mountain Property, Ontario - dated February 9, 2005
2. ValGold Options Olympic Dam "IOCG" Target in Nipigon, Ontario – dated February 24, 2005
3. ValGold Options Gold-Silver Claims in North Western Ontario – dated February 25, 2005

VALGOLD RESOURCES LTD.

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.valgold.com

February 9, 2005 Ticker Symbol: **VAL**-TSX Venture

VALGOLD DISCOVERS THIRD SIGNIFICANT GOLD ZONE AT ITS TOWER MOUNTAIN PROPERTY, ONTARIO

ValGold Resources Ltd ("ValGold") is pleased to announce that in the last hole of the Tower Mountain project 2004 drill program, a third gold zone was intersected containing high-grade intervals within an associated broad zone of low-grade gold mineralization. This new **4/36 zone** was intersected near-surface in drill hole DDH04-36 that was collared approximately 450m southwest of the U-V zone. The 4/36 zone appears to be similar in mineralization style to the U-V gold occurrence that is bimodal and composed of a broad lower grade gold zone occurring over significant widths with an associated high-grade section. **In this instance, the 4/36 high-grade mineralization returned an average grade of 41.35 gram/tonne Au (g/t Au) over a width of 1.5m (approximately 1.21 ounces per ton {oz/t} gold across 4.9 feet).** The following table details the drill intersection of the 4/36 gold zone:

Drill Hole	From (m)	To (m)	Meters	Feet	Gold g/t	Gold oz/t
DDH 04-36	33.0	78.0	45.0	147.5	1.92	0.056
Including	43.5	48.0	4.5	14.8	1.63	0.047
Including	**54.0**	**55.5**	**1.5**	**4.9**	**41.35**	**1.206**
"	75.0	78.0	3.0	9.8	1.93	0.056
	222.0	223.5	1.5	4.9	1.24	0.036

The 4/36 gold zone appears to strike in a north-north-east direction and may have been intersected in one of the earliest drill holes on the Tower project. DDH 02-1 was located about 350m north-north-east of DDH 04-36 and intersected a mineralized interval at a depth of 78.5m that graded 5.31 g/t Au over 1.5m (0.15 oz/t across 4.9 ft). The 4/36 mineralization occurs beneath a modest overburden cover and has not yet been seen in outcrop. The host rock for the zone consists of intermediate volcano-clastic units that contain fragments of jasper and mafic rock in a porphyritic ground mass. Quartz veinlets are common throughout the mineralized sequence and may be the principal host of the gold. Check assays are currently being performed to confirm the high grade of the intersection and to determine the relative quantity of coarse gold grains.

The Tower Mountain Project

ValGold's exploration in the Matawin gold belt to date has been centered on its Tower Mountain property. The property is situated immediately south of the Trans-Canada Highway approximately 40 kilometers west of Thunder Bay in Northwestern Ontario. During 2004, ValGold completed 36 diamond drill holes within the Tower Mountain property, producing approximately 9,500m of core.

Also, several trenches have exposed U-V zone and several other areas of prospective gold mineralization. One such prospective area, the new A-D zone, has returned some quite significant drill intersections in four diamond drill holes to date (see ValGold news of January 18th 2005). The A-D zone occurs about 1,200m south east of the U-V mineralization. It is traced on surface by trenches over a strike length of approximately 500m within a north-west trending corridor of mineralized exposures that may be up to 300m wide. The style of gold mineralization within the A-D zone consists of a low-grade, broad zone mineralized with disseminated pyrite and gold. Within the broad low-grade area are higher-grade intervals such as the **1.5m of core that returned a grade of 21.14 g/t Au (0.62 oz/t gold over 4.9 feet).**

The next phase of drilling and related exploration work is currently being planned to commence in February 2005. Dr. Derek McBride P.Eng. is ValGold's qualified person for the exploration and development of the Tower Mountain Project and will be responsible for all of the technical reporting in compliance with NI 43-101.

For further information on the Company's Canadian and Chinese projects, visit our website, www.valgold.com.

Stephen J. Wilkinson
President & Chief Executive Officer
ValGold Resources Ltd.
Tel: (604) 687-4622 Fax: (604) 687-4212

Highlights of Tower Mountain Drill Programs To Date

Drill Program	Holes Drilled	Total # of Meters	Best High Grade Zone	Best Low Grade Zone
Fall 2002	DDH02-01 to 05	1,042	23.17 g/t Au/1.5 m in DDH02-2	1.05 g/t Au/73.5 m in DDH02-3
Spring 2003	DDH03-01 to 05	1,085	11.77 g/t Au/3.0 m in DDH03-2	1.01 g/t Au/22.5 m in DDH03-3
Fall 2003	DDH03-06 to 12	1,499	19.76 g/t Au/1.5m in DDH03-11	0.5 g/t Au/58.5 m in DDH03-8
Spring 2004	DDH04-01 to 10	2,601	160.0 g/t Au/1.5m in DDH04-6	0.77g/t Au/52.5m in DDH04-9
Summer 2004	DDH-04-11 to 23	3,450	68.91 g/t Au/0.2m in DDH04-19	1.93 g/t Au/37.5m in DDH04-15
Fall 2004	**DDH-04-24 to 36**	**3,418**	**41.35 g/t Au/1.5m in DDH04-36**	**0.94 g/t Au/106.5m in DDH04-31**
Total	**53 Holes**	**13,095**		

VALGOLD RESOURCES LTD.

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
http://www.valgold.com/

February 24, 2005

Ticker Symbol: **VAL**-TSX Venture
SEC 12g3-2(b): 82-3339

VALGOLD OPTIONS OLYMPIC DAM "IOCG" TARGET IN NIPIGON BASIN, ONTARIO

ValGold Resources Ltd. ("ValGold") is pleased to report that it has entered into an agreement with Stares Contracting Corp. (the "Optionor") to option the Roy-Can Property (the "Property"). The Property is located on the south shore of Lake Nipigon in the Black Sturgeon Lake Map Area approximately 120 kilometres north of Thunder Bay, Ontario.

The Roy-Can Property

The Roy-Can claims were staked over a large gravity anomaly and consist of 43 staked claims amounting to 586 units that cover approximately 9,375 hectares (23,170 acres). Access to the claims is by logging roads that exit from Highway 527.

Geological Setting

The Roy-Can property is underlain by Archean rocks of the southern Wabigoon subprovince that are unconformably overlain by Proterozoic sedimentary rocks of the Sibley Group. The Sibley rocks are intruded by mafic sills of the Proterozoic Nipigon Diabase Sill Complex. No Archean rocks are exposed on the property.

The most prominent structural feature in the area is the presence of a number of northwest-trending faults that comprise the Black Sturgeon fault zone. These faults are most evident from various topographic lineaments in the area and may represent a failed arm of the Middle Proterozoic Midcontinent Rift. The faults are also believed to have been one of the main controls on the deposition of the Sibley Group sedimentary rocks. Other regional faults in the area strike northeast parallel to the fabric of the Wabigoon and Quetico subprovinces.

The other prominent feature covered by the claims is the 20 mGal gravity anomaly. The anomaly has a general east-west strike, with an irregular ovoid shape that is approximately 8 kilometres wide by 15 kilometres long. It may represent the presence of a buried, iron rich, intrusive body into the underlying Archean basement rocks.

The Roy-Can property is believed to be prospective for one or more world-class styles of mineralization, including iron oxide copper gold ("IOGC") mineralization similar to the Olympic Dam deposit of Australia. The Property has all of the following characteristics:

- Several regional scale faults including those associated with a failed arm of the Midcontinent rift;
- A significant gravity anomaly;
- Regional scale magnetic features;
- Proximity to a regional geological boundary;
- An unconformity between continental sedimentary rocks and underlying Archean sediments and volcanics (basement rocks);
- Proximity to felsic to ultramafic intrusive bodies as exposed in the surrounding basement rocks; and
- Closely associated occurrences of gold, uranium, copper and hematite in nearby basement rocks.

The Option Agreement

Under the terms of the agreement, ValGold has the option to earn an initial 60% interest (the "Initial Interest") in the Property by making payments to the Optionor of $220,000 and 200,000 ValGold shares over four years, and expending $2,500,000 on exploration of the Property prior to December 31, 2008. Upon the vesting of the 60% Initial Interest as set out above, ValGold and the Optionor shall enter into a 60:40 Joint Venture for the further exploration and development of the Property. ValGold shall be entitled to be Operator of the Joint Venture so long as its interest remains greater than 50%.

Alternatively, ValGold may acquire an additional 30% interest in the Property to a total of 90% right, title and interest in and to the Property by completing a bankable feasibility study for the Property by December 31, 2010. Upon delivery of the bankable feasibility study, the Joint Venture interest for the Property would be adjusted to 90:10 reflecting the increase in ValGold's interest. If the Optionor elects not to participate in the post-bankable feasibility study Joint Venture, its interest would be converted into a 2% Net Smelter Royalty ("NSR") that may be reduced to a 1% NSR by payment to the Optionor of $1,000,000 prior to the commencement of commercial production.

No common shares will be issued as bonuses, finder's fees or commissions in connection with this transaction. The common shares issued pursuant to the Agreement have a four-month hold period expiring four months from the date of each issuance.

Mr. Tom Pollock, P.Geo., ValGold's Vice President, Exploration, is the qualified person for the exploration of the Property, and is responsible for all of the technical reporting in compliance with NI 43-101.

The Prospectors' and Developers' Association of Canada, PDAC, Convention is being held March 6th to the 9th at the Metro Toronto Convention Centre. The ValGold display will be at booth #2710 and management will be available to discuss the Company and its projects.

Stephen J. Wilkinson
President & Chief Executive Officer
ValGold Resources Ltd.
Tel: (604) 687-4622 Fax: (604) 687-4212

For further information please contact:
Mark Feeney, Investor Relations
Tel: (604) 687-4622 Fax: (604) 687-4212
Email: info@valgold.com

VALGOLD RESOURCES LTD.

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
http://www.valgold.com/

February 25, 2005

Ticker Symbol: **VAL**-TSX Venture
SEC 12g3-2(b): 82-3339

VALGOLD OPTIONS GOLD-SILVER CLAIMS IN NORTH WESTERN ONTARIO

ValGold Resources Ltd. ("ValGold") announces that subject to Regulatory Approval, it has entered into an agreement with Stares Contracting Corp. (the "Optionor") to option the Q-9 gold silver Property (the "Property"), located in the Saganagons Lake Map Area approximately 120 kilometres west of Thunder Bay, Ontario.

The Q-9 Property

The Property consists of 18 claims, comprised of 235 units that cover approximately 3,760 hectares (approximately 9,300 acres). Access to the claims is via Highway 802 that exits south from the Trans Canada Highway 70 km west of Thunder Bay. Logging roads run from Highway 802 to the Property.

Geological Setting

The Property is situated in the Saganagons portion of the Shebandowan greenstone belt. All rocks in the area are of Archean age and consist of felsic to mafic metavolcanic units that are intruded by granite batholiths and small bodies of diorite, gabbro, peridotite and felsic to mafic porphyries. The strike of the belt is east-northeast and with generally steep to vertical dips. The belt is well known for hosting several discoveries including the Shebandowan past producing nickel mine, the Moss Lake gold deposit, the Ardeen gold mine, and ValGold's Tower Mountain gold zones.

Property Geology

Most of the Q-9 property is underlain by intermediate to mafic metavolcanic units with small lenses of felsic to intermediate volcanic rocks. Bands of oxide iron formation up to 7.6 metres wide occur in the mafic volcanic flows along the northwest edge of the property. Intrusive rocks include granite, quartz and/or feldspar porphyry and peridotite.

Although the property has seen only minor exploration work, several gold occurrences have been discovered. Most of these occurrences are associated with quartz-carbonate veins or vein stockworks often within or along the contacts of felsic porphyry dykes or sills. Minor amounts of sulphide minerals, including, pyrite, chalcopyrite and galena commonly accompany the precious metal mineralization. The Optionors, while staking the Property in December 1988, discovered a quartz vein referred to as the Cunniah Lake high-grade Zone. The vein contained large amounts of visible gold and petzite (Ag_3AuTe_2), and returned assays from select grab samples as high as 54.70 ounces per ton gold and 537.4 ounces per ton silver. A bulk sample from the vein weighing 420 kilograms was removed from a trench located on the zone that returned an average assay of 356.3 g/t gold and 850 g/t silver (10.4 oz/t Au and 24.8 oz/t Ag).

Fieldwork will begin on the property as soon as weather conditions permit. The initial program work will consist of reconnaissance geological mapping and sampling followed up by trenching of the best gold occurrences.

The Option Agreement

Under the terms of the agreement ValGold may earn an initial 60% interest in the Property by making cash payments totalling $75,000 and issuing 200,000 common shares to the Optionor over a 48-month period from the date of regulatory approval. In addition, ValGold must also incur exploration expenses of $500,000 prior to December 31, 2008. Upon the vesting of the 60% interest as set out above, ValGold and the Optionor shall enter into a 60:40 Joint Venture for the further exploration and development of the Property. ValGold shall be entitled to be Operator of the Joint Venture so long as its interest remains greater than 50%.

Alternatively, ValGold may acquire an additional 30% for a total of 90% interest in the Property by agreeing to complete a bankable feasibility study by December 31, 2010. If the Optionor elects not to participate in the post-bankable feasibility study Joint Venture, its interests shall be converted into a 2% Net Smelter Royalty that ValGold may reduce to a 1% royalty by a payment of $2,000,000 to the Optionor prior to the commencement of commercial production.

No common shares will be issued as bonuses, finder's fees or commissions in connection with this transaction. The common shares issued pursuant to the Agreement have a four-month hold period from the date of each issuance.

Mr. Tom Pollock, P.Geo. ValGold's Vice President, Exploration, is the qualified person for the exploration of the Q-9 Property, and is responsible for all of the technical reporting in compliance with NI 43-101.

The Prospectors' and Developers' Association of Canada, PDAC, Convention is being held March 6th to the 9th at the Metro Toronto Convention Centre. The ValGold display will be at booth #2710 and management will be available to discuss the Company and its projects.

Stephen J. Wilkinson
President & Chief Executive Officer
ValGold Resources Ltd.
Tel: (604) 687-4622 Fax: (604) 687-4212

For further information please contact:
Mark Feeney, Investor Relations
Tel: (604) 687-4622 Fax: (604) 687-4212
Email: info@valgold.com